EXHIBIT 20
Quarterly Report To Stockholders




                                         February 11, 1997



Dear Stockholder:

         Enclosed is your January 31, 1997 stock statement which reflects your recent dividend.

         As you are aware, fourth quarter earnings for our primary subsidiary, The Bank of Glen Burnie, did not meet expectations. The Bank continues to maintain a strong capital position, despite posting a loss for 1996 of approximately $1 million. This loss is largely attributed to additional funds being directed to the loan loss reserve to address asset quality issues in the loan portfolio.

         During this very challenging year, we were pleased to pay an annual dividend of $1.20 cents per share. In an effort to maintain the Bank's capital strength, the Board of Directors recently voted to tie future dividend payments directly to quarterly profits. It is our intention that all future dividend payments will reflect 40 percent of the Bank's quarterly profits.

         As always, on behalf of the directors and officers, your continued support is greatly appreciated.

                                         Sincerely,

                                         [F. William Kuethe, Jr.]

                                         F. William Kuethe, Jr.
                                         President & CEO


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            Treasurer's Report of Financial Condition as of 12/31/96
                            John E. Porter, Treasurer


        Total Assets                                 $254,314,849.12
        Stockholders Equity                           $18,576,518.32
        Book Value Per Share                                  $21.08
         (881,221 shares outstanding)
        1996 Loss                                     ($1,020,176.96)
        1996 Loss Per Share                                   ($1.16)